Exhibit 12

BANK OF AMERICA CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Six Months Ended June 30, 2002	Year Ended December 31
(Dollars in millions)		2001	2000	1999	1998	1997
Excluding Interest on Deposits
Income before income taxes	$6,593	$10,117	$11,788	$12,215	$8,048	$10,556
Less: Equity in undistributed earnings of unconsolidated subsidiaries	(2)	(6)	(27)	(167)	162	(49)
Fixed charges:
Interest expense	2,880	9,117	13,806	10,084	9,479	8,219
1/3 of net rent expense	192	379	368	342	335	302

Total fixed charges	3,072	9,496	14,174	10,426	9,814	8,521
Preferred dividend requirements	3	7	9	10	40	183

Fixed charges and preferred dividends	3,075	9,503	14,183	10,436	9,854	8,704

Earnings	$9,663	$19,607	$25,935	$22,474	$18,024	$19,028

Ratio of earnings to fixed charges	3.15	2.06	1.83	2.16	1.84	2.23

Ratio of earnings to fixed charges and preferred dividends	3.14	2.06	1.83	2.15	1.83	2.19

	Six Months Ended June 30, 2002	Year Ended December 31
(Dollars in millions)		2001	2000	1999	1998	1997
Including Interest on Deposits
Income before income taxes	$6,593	$10,117	$11,788	$12,215	$8,048	$10,556
Less: Equity in undistributed earnings of unconsolidated subsidiaries	(2)	(6)	(27)	(167)	162	(49)
Fixed charges:
Interest expense	5,608	18,003	24,816	19,086	20,290	18,903
1/3 of net rent expense	192	379	368	342	335	302

Total fixed charges	5,800	18,382	25,184	19,428	20,625	19,205
Preferred dividend requirements	3	7	9	10	40	183

Fixed charges and preferred dividends	5,803	18,389	25,193	19,438	20,665	19,388

Earnings	$12,391	$28,493	$36,945	$31,476	$28,835	$29,712

Ratio of earnings to fixed charges	2.14	1.55	1.47	1.62	1.40	1.55

Ratio of earnings to fixed charges and preferred dividends	2.14	1.55	1.47	1.62	1.40	1.53